UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Patient Safety Technologies, Inc.
(Name of Issuer)

Common Stock, $0.33 par value
(Title of Class Securities)

35252P105
(CUSIP Number)

Milton "Todd" Ault, III (310) 895-7778
Ault Glazer Asset Management LLC
1800 Century Park East, Suite 200, Los Angeles, CA 90067
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 pages

CUSIP No. 35252P105	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Ault Glazer Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,375,830

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,375,830

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,375,830

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.
Percent of Class Represented by Amount in Row (11)

Approximately 50.9% (based on approximately 6,636,889 shares outstanding as of December 15, 2006, as disclosed in Patient Safety Technologies Inc.'s ("PST") September 30, 2006 quarterly report to shareholders on Form 10Q, as filed with the Securities and Exchange Commission ("SEC") on December 19, 2006.

14.	Type of Reporting Person IA/HC

CUSIP No. 35252P105	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Milton C. Ault, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) OO and PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,375,830

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,375,830

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,375,830

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.
Percent of Class Represented by Amount in Row (11)
Approximately 50.9% (based on approximately 6,636,889 shares outstanding as of December 15, 2006, as disclosed in PST's September 30, 2006 quarterly report to shareholders on Form 10Q, as filed with the SEC on December 19, 2006.

14.	Type of Reporting Person IN/HC

CUSIP No. 35252P105	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Louis Glazer, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) OO and PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,375,830

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,375,830

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,375,830

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.
Percent of Class Represented by Amount in Row (11)
Approximately 50.9% (based on approximately 6,636,889 shares outstanding as of December 15, 2006, as disclosed in PST's September 30, 2006 quarterly report to shareholders on Form 10Q, as filed with the SEC on December 19, 2006.

14.	Type of Reporting Person IN

CUSIP No. 35252P105	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Melanie Glazer

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) OO and PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,375,830

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,375,830

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,375,830

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.
Percent of Class Represented by Amount in Row (11)

Approximately 50.9% (based on approximately 6,636,889 shares outstanding as of December 15, 2006, as disclosed in PST's September 30, 2006 quarterly report to shareholders on Form 10Q, as filed with the SEC on December 19, 2006.

14.	Type of Reporting Person IN

Ault Glazer Asset Management LLC, a Delaware limited liability company ("Adviser"), Milton C. Ault, III ("Ault"), Louis Glazer and Melanie Glazer (together, the "Glazers") pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), hereby file this amended Schedule 13D (the "Statement") with the SEC amending Schedule 13D Amendment No. 11 filed on August 30, 2006. Adviser, Ault, and the Glazers are collectively referred to herein as the "Reporting Persons".

Item 1. Security and Issuer

This Statement relates to the Common Stock, $0.33 par value (the "Common Stock"), issued by Patient Safety Technologies, Inc. ("PST"), a Delaware corporation, including shares of Common Stock issuable upon conversion of shares of PST's Series A Convertible Preferred Stock, $100.00 par value (the "Preferred Stock"). The principal executive offices of PST are located at 1800 Century Park East, Suite 200, Los Angeles, CA 90067. Common Stock, Preferred Stock, warrants or other rights to purchase PST securities are collectively referred to as "Securities."

Item 2. Identity and Background

The Reporting Persons are as follows:

Name: Ault Glazer Asset Management LLC Place of Organization: Delaware
Principal Business: Investment Adviser
Address: 1800 Century Park East, Suite 200, Los Angeles, CA 90067 Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None

Name: Milton C. Ault, III
Address: 1800 Century Park East, Suite 200, Los Angeles, CA 90067 Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None Citizenship: United States

Name: Louis Glazer, M.D.
Address: 1800 Century Park East, Suite 200, Los Angeles, CA 90067 Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None Citizenship: United States

Name: Melanie Glazer
Address: 1800 Century Park East, Suite 200, Los Angeles, CA 90067 Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None Citizenship: United States

Pursuant to Rule 13d-3 of the 1934 Act, the Adviser may be deemed to beneficial own approximately 3,375,830 shares of PST Securities, held by certain individually managed accounts and private investment funds (the "Advisory Clients") over which Adviser holds discretionary voting and investment authority. Adviser disclaims beneficial ownership of all shares of PST Securities held on behalf of such Advisory Clients.

Ault is the Chief Investment Officer of the Adviser. Of the 3,375,830 PST Securities, Ault personally owns 481,525 shares of PST Common Stock. As a result, pursuant to Rule 13d-3 of the 1934 Act, Ault may be deemed to beneficially own the shares of PST Securities beneficially owned by the Adviser as a result of the executive positions he holds with such entity. Except for the 481,525 shares of PST Common Stock held by Mr. Ault personally, Mr. Ault disclaims beneficial ownership over all shares of PST Securities imputed to him by virtue of his respective position with the Adviser.

The Glazers are being included in this Statement as a result of their ownership percentage in the Adviser and their purchases of shares of Preferred Stock that are convertible into shares of Common Stock. As a result, the Glazers may be deemed to be members, together with Adviser and Ault, of a group that beneficially own all of the Securities that is the subject of this Statement.

Based upon Ault's position with the Adviser, and pursuant to Rule 13d-5(b) of the 1934 Act, each of the Adviser, Ault and Glazers may be deemed to be acting as a group for the purpose of acquiring, holding, voting or disposing of shares of PST Securities. As a result, each Reporting Person may individually be deemed to beneficially own the aggregate number of shares of PST Securities collectively held by all of the Reporting Persons. Each of Ault, the Adviser and the Glazers disclaim beneficial ownership of all shares of PST Securities imputed to them by virtue of their designation as members of a group under Rule 13d-5(b) of the 1934 Act.

Item 3. Source and amount of Funds or other Consideration

The aggregate amount of funds used by Adviser to purchase shares of PST Common Stock as indicated in the chart in Item 5 was approximately $861,000.00. Such amount was derived from the Advisory Clients.

Item 4. Purpose of Transaction

On August 21, 2006, PST filed its June 30, 2006 quarterly report on Form 10QSB with the SEC (the “August 10QSB”), in which it disclosed that the total outstanding shares of common stock as of August 15, 2006 was 6,351,454. As of that date, the Reporting Persons beneficially owned approximately 54.3% of the securities of PST. On December 19, 2006, PST filed its September 30, 2006 quarterly report on Form 10QSB with the SEC (the “December 10QSB”), in which it disclosed that the total outstanding shares of common stock as of December 15, 2006 was 6,636,889. Based on the December 10QSB, as a result of an increase in the total outstanding shares of common stock of PST, the Reporting Persons may be deemed to own 50.9%.

The Reporting Persons are filing this Schedule 13D to reflect the decrease in the Reporting Persons' relative beneficial ownership of the Issuers' outstanding shares of Common Stock, resulting from the increase in the Issuer’s total outstanding shares of common stock as well as from the satisfaction of certain debt obligations owed by certain accounts managed by the Adviser and Ault, to a third party, by issuing equity securities, specifically PST common stock, owned by such accounts managed by the Adviser and Ault, as required by Rule 13d-2(a) of the 1934 Act.

Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of PST from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also dispose of shares of Common Stock of PST from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Person or persons affiliated therewith may also enter into transactions directly with PST with respect to the acquisition or disposition of shares, or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to PST and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

As a result of the purchases of the Preferred Stock, the Reporting Persons own approximately 98.2% of the outstanding shares of Preferred Stock and are entitled, pursuant to the provisions of PST's certificate of incorporation, to elect 2 of the 5 members of PST's board of directors.

Item 5. Interest in Securities of the Issuer

(a) Pursuant to Rule 13d-5(b) of the 1934 Act, each Reporting Person may be deemed as an individual to beneficially own the aggregate number of shares held by the Reporting Persons as a group. As a result, each Reporting Person may be deemed to beneficially own, as of the date hereof, approximately 3,375,830 shares of PST Securities, representing approximately 50.9% of PST's total number of outstanding shares. The percentage of Securities owned, as reported in this Statement, was calculated based upon the total number of outstanding shares as of December 15, 2006 (6,636,889) as disclosed in PST's September 30, 2006 quarterly report to shareholders on Form 10Q, as filed with the SEC on December 19, 2006, which represents the most recent available public filing containing such information.

(1) Adviser owned 3,375,830 shares (50.9%)

(2) Ault owned 3,375,830 shares (50.9%)

(3) Louis Glazer owned 3,375,830 shares (50.9%)

(4) Melanie Glazer owned 3,375,830 shares (50.9%)

(b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Securities are incorporated herein by reference.

(c) Below is a list of each transaction in shares of PST Common Stock that involved a Reporting Person during the previous sixty days.

Name	Transaction Date	Company	Transaction Type	Amount Bought or Sold	Price Transaction	Broker
Ault Glazer Asset Management, LLC	11/21/06	Patient Safety Technologies, Inc.	Sell	46,599	2.87	JEFF
Ault Glazer Asset Management, LLC	11/22/06	Patient Safety Technologies, Inc.	Sell	4,950	2.63	JEFF
**Ault Glazer Asset Management, LLC	12/8/06	Patient Safety Technologies, Inc.	Sell	71,570	1.25	WEDB

** The transaction represents equity securities delivered as satisfaction of debt owed by certain accounts managed by Adviser and Ault, to a third party.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Client Accounts of Adviser

Incorporated by reference is Form 13D Amendment No. 11 filed with the SEC on August 30, 2006 and all other 13Ds including amendments filed with the SEC.

Except as otherwise set forth in this Statement, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of PST.

Certain accounts managed by Adviser and Ault have debt obligations to a third party, which a portion of such debt were satisfied by issuing equity securities, specifically PST common stock, owned by such accounts managed by Adviser and Ault. Additional payment of such debt obligation by these certain accounts managed by Adviser and Ault may also be made by issuing additional equity securities owned by such accounts.

The Glazers are being included in this Statement as a result of their ownership percentage in certain of the Advisory Clients and their purchases of shares of Preferred Stock that are convertible into shares of Common Stock. As a result, the Glazers may be deemed to be members, together with Adviser and Ault, of a group that beneficially own all of the Securities that is the subject of this Statement.

In addition to its role as discretionary investment advisor for the Advisory Clients referenced in this Statement, Adviser acts as a passive investment advisor for certain additional client accounts of Advisor (the "Client Accounts") that beneficially own shares of PST Common Stock. Previously, the Reporting Persons reported shares of PST Common Stock held by these Client Accounts as being indirectly beneficially owned by one or more of the Reporting Persons. However, Adviser's agreement with these Client Accounts clearly specifies that Advisor has no authority to direct the buying, selling or voting of any of the shares of PST Common Stock held by such Client Accounts. As a result, the Reporting Persons specifically disclaim beneficial ownership of all shares of PST Common Stock held by the Client Accounts, other than shares attributable to the Glazers' individual ownership interests in such Client Accounts.

PST also has entered into certain loan agreements with private funds that are Advisory Clients of the Adviser. Pursuant to such agreements, the Advisory Clients have certain rights to convert the principal and interest due on such loans into stock of PST.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement Pursuant to Rule 13d-1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 17, 2007

Ault Glazer Asset Management LLC

Ault Glazer Asset Management LLC

/s/ Milton C. Ault III
Milton C. Ault, III, Manager

Milton C. Ault, III

/s/ Milton C. Ault III

Louis Glazer, M.D.

/s/ Louis Glazer, M.D.

Melanie Glazer

/s/ Melanie Glazer

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: January 17, 2007
Ault Glazer Asset Management LLC

Ault Glazer Asset Management LLC

/s/ Milton C. Ault III
Milton C. Ault, III, Manager

Milton C. Ault, III

/s/ Milton C. Ault III

Louis Glazer, M.D.

/s/ Louis Glazer, M.D.

Melanie Glazer

/s/ Melanie Glazer